April 28, 2005 Via EDGAR Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, NW Washington, D.C. 20549-1004	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com JOHN T. McKENNA (650) 843-5059 mckennajt@cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000

Re:	Hoku Scientific, Inc.

Registration Statement on Form S-1

CIK: 0001178336

Dear Sir or Madam:

On behalf of Hoku Scientific, Inc. (the “Registrant”), and for the purpose of registering shares of the Registrant’s Common Stock with a proposed maximum aggregate offering price of $57,500,000 under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto (except for exhibits that will be filed by amendment). Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Registrant for five years.

Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $6,768.00 was wired to the Securities and Exchange Commission on April 27, 2005, and verification of the receipt of said funds has been received from the SEC.

In addition to the electronic filing provided herewith, paper copies of the Registration Statement will follow via overnight courier.

Please direct any questions or comments regarding this filing to me at (650) 843-5059 or Timothy J. Moore at (650) 843-5690.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Dustin M. Shindo

Scott B. Paul, Esq.

Laird H. Simons III, Esq.

Timothy J. Moore, Esq.